UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

ONEBEACON INSURANCE GROUP, LTD.

(Name of Issuer)

Class B

Common Shares

(Title of Class of Securities)

G67742109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) White Mountains Insurance Group, Ltd. (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bridge Holdings (Bermuda) Ltd. (No. 98-0527520)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) HC

Schedule 13G

Item 1.
	(a)	Name of Issuer OneBeacon Insurance Group, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 605 North Highway 169, Plymouth, MN 55441

Item 2.
	(a)	Name of Person Filing See the Cover Pages for each of the Reporting Persons
(b)

Address of Principal Business Office or, if none, Residence
White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

Bridge Holdings (Bermuda) Ltd.

26 Reid Street

Hamilton HM 11 Bermuda

	(c)	Citizenship
		Reporting Person	Place of incorporation:

		White Mountains Insurance Group, Ltd.*	Bermuda

		Bridge Holdings (Bermuda) Ltd.	Bermuda

	(d)	Title of Class of Securities Class B Common Shares ($.01 par value)
	(e)	CUSIP Number G67742109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
(b) Percent of class: See the Cover Pages for each of the Reporting Persons.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the Cover Pages for each of the Reporting Persons.
(ii) Shared power to vote or to direct the vote See the Cover Pages for each of the Reporting Persons.
(iii) Sole power to dispose or to direct the disposition of See the Cover Pages for each of the Reporting Persons.
(iv) Shared power to dispose or to direct the disposition of See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

* Lone Tree Holdings Ltd. (“Lone Tree”), a previous reporting entity, was merged into White Mountains Insurance Group, Ltd. (“White Mountains”) through an internal restructuring on September 28, 2017. Prior to Lone Tree merging into White Mountains, on September 28, 2017, each Class B Common Share of OneBeacon Insurance Group, Ltd. (“OneBeacon”) owned by Lone Tree was automatically transferred to a subsidiary of Intact Financial Corporation (“Intact”) in exchange for the right to receive an amount in cash equal to $18.10, without interest, in connection with the merger of OneBeacon with a subsidiary of Intact.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2018

WHITE MOUNTAINS INSURANCE GROUP, LTD.

	by:	/s/ J. Brian Palmer

	Name:	J. Brian Palmer

	Title:	Managing Director and Chief Accounting Officer

BRIDGE HOLDINGS (BERMUDA) LTD.

	by:	/s/ John Sinkus

	Name:	John Sinkus

	Title:	Assistant Secretary

Schedule 13G

Exhibit A
Members of the Filing Group

Parent Holding Company
White Mountains Insurance Group, Ltd.

Subsidiaries of White Mountains Insurance Group, Ltd.
Bridge Holdings (Bermuda) Ltd. (Holding Company)